June 19, 2009

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2009
File No. 001-06714

Dear Ms. Krebs:

This letter is a follow-up to the conversation with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on June 15, 2009, relating to the Definitive Proxy Statement of The Washington Post Company (the “Company”).

Per our discussion, the following sets forth additional disclosure relating to the amounts paid to the named executive officers as annual bonuses pursuant to the Company’s Annual Incentive Compensation Plan:

The Compensation Discussion and Analysis section of our Proxy Statement, filed on March 25, 2009, states that in 2008, the Company achieved approximately 86.7% of the earnings per share goal of $31.90, as adjusted. In setting that goal, the Compensation Committee established a formula for bonus purposes that included adjustments for certain items, to the extent their amounts varied from those in the 2008 annual budget that was used as the basis for determining the per share goal of $31.90. Specifically, these adjustments included charges related to voluntary incentive retirement programs and foreign exchange gains or losses. In making its final bonus determinations for the named executive officers, the Compensation Committee also exercised its discretion to exclude certain unusual items, in addition to the adjustments included in the formula, from its calculation of the earnings per share goal. The primary additional adjustments included goodwill and other intangible asset impairments and write-downs, and also excluded gains from the sale of marketable securities. The Compensation Committee adjusted for all these items as they are mostly non-cash (the early retirement programs are funded primarily from the assets of the Company’s pension plans) and do not relate to the regular operating results that are customarily considered by the Committee in determining bonus amounts. The exhibit to the Company’s Form 8-K filed on February 25, 2009 details these items, as does page 86 of the Company’s Annual Report on Form 10-K filed on February 26, 2009. Excluding these and other items, the Company’s diluted earnings per share as adjusted for purposes of the bonus determination was $27.67, compared to diluted earnings per share of $6.87.

Given that the disclosure set forth above clarifies information previously disclosed, in order to avoid confusion among our investors we respectfully submit that providing the information in an 8-K is the best approach to address the Staff’s concern.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (202) 334-6721 with any questions or to discuss the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey
Associate General Counsel

cc:	Larry Spirgel, Esq.
Paul Fischer, Esq.